Exhibit 99.2

Keith Jarrett
4655 Dolphin Cay Lane S.
St. Petersburg, FL 33711
Information Holdings Inc. (IHI)
November 29, 2004

Continuation Sheet

Form 4

Statement of Changes in Beneficial Ownership

Explanation of Responses:

Pursuant to the Agreement, upon consummation of the merger, these options were cancelled in exchange for a cash payment equal to $17,925, representing the difference between the exercise price of the option and the merger consideration of $28.00 per share.